UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Notification of Late Filing

Commission File Number 000-52678

NOTIFICATION OF LATE FILING

(Check One): []Form 10-K  [ ]Form 11-K  [ ]Form 20-F  [X]Form 10-Q  [ ]Form 10-D  [ ]Form N-SAR  [ ]Form N-CSR

For Period Ended: March 31, 2013

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XHIBIT CORP.
Full name of registrant

NB Manufacturing, Inc.
Former name if applicable

80 E. Rio Salado Parkway, Suite 115
Address of principal executive office (Street and Number)

Tempe, AZ  85281
City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the "Quarterly Report") could not be filed within the prescribed time period as management needs additional time to review and finalize the Quarterly Report, including the financial statements included therein, and the registrant's two new independent directors, who were appointed on April 18, 2013, also need additional time to review the Quarterly Report.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

                Mike Schifsky           (602)                         281-3554
                (Name)                 (Area Code)          (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[X] Yes  [ ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of approximately $723,301 for the quarter ended March 31, 2013, as compared to a net loss for of $176,560 for the quarter ended March 31, 2012.

XHIBIT CORP.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      May 15, 2013      By    /s/ Michael J. Schifsky
                                                      Michael J. Schifsky, CFO and Director